Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO OFFER REMAINS BEST VALUE ALTERNATIVE FOR
FALCONBRIDGE SHAREHOLDERS
Toronto, May 17, 2006 — Inco Limited remains convinced that its friendly offer for Falconbridge clearly represents superior value for Falconbridge shareholders when compared with the competing bid announced by Xstrata plc today. The following comments were made by Inco Chairman and CEO Scott Hand on the Xstrata bid:
“Our enhanced friendly acquisition offer for Falconbridge is clearly the best alternative for Falconbridge shareholders in terms of both immediate and long-term value.

“The Inco and Falconbridge combination creates a Canadian-based global powerhouse that will be the world’s number one nickel company and a leading copper producer, with a truly outstanding portfolio of growth opportunities in these two great metals.

“Only Inco’s offer gives both current Inco and Falconbridge shareholders the opportunity to participate in the significant earnings and cash flow potential of the new Inco. We agree with Xstrata on one thing — that commodity prices will remain above historical averages for a number of years. But only the new Inco will let Falconbridge shareholders realize the full value from those strong metals markets going forward, through both long-term value creation and growth.

“A key feature of our offer is the unique opportunity to deliver significant, tangible value from the enormous synergies available in the Sudbury Basin. While others make vague promises about future joint ventures with unspecified partners, we’ve calculated the after tax net present value of our Sudbury synergies at about U.S. $3 billion based on year-to-date metal prices. That works out to approximately Cdn. $7.80 per share of value on a post-combination basis that is not currently reflected in the Inco share price.

“Delivering synergies of this magnitude in Sudbury can only happen by fully combining Inco and Falconbridge. It means completely reconfiguring existing operations, making major investments, and making major long-term commitments. It cannot be thrown together with a joint venture.

“Xstrata makes short-term promises of job security, but bringing together Falconbridge and Inco in Sudbury means long-term growth, new jobs and community stability. We are committed to make hundreds of millions of dollars in new investment in Sudbury to bring on new mine development and other investments that will create new jobs and make Sudbury a world centre of mining excellence. That is why we’ve received such strong support from our Sudbury employees, from the Steelworkers union, and from community leaders.

“From a Canadian perspective we are bringing together two companies with very deep historical roots in this country — our plan is to create a truly global mining powerhouse with its base and its head office here in Canada. Our combination puts Canada where it belongs, in the top tier of global mining nations, not as a location for multi-national branch plants.

“After a lengthy review we recently announced an enhanced offer which we feel represents fair value for Falconbridge shareholders. We strongly believe that our offer remains today the best one on the table. It has been approved by the boards of both Falconbridge and Inco and has wide support among all stakeholders of both companies.

“An Inco-Falconbridge combination is perhaps the best value-creating transaction in our industry. The new Inco will be a great company, with great operations, great assets, great properties, and an unequalled opportunity to create real, sustainable value. Our friendly acquisition clearly remains the right deal, with the right company, for Falconbridge shareholders.”
Forward-Looking Statements
This press release contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies ; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this press release represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2005, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.
Important Legal Information
This release may be deemed to be solicitation material in respect of Inco’s pending acquisition of Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 and amendments thereto containing an offer to purchase and a share exchange take-over bid circular and notice of extension of offer delivered to the shareholders of Falconbridge and other documents with the SEC and will be filing additional amendments to the registration statement on Form F-8. Falconbridge has filed a Schedule 14D – 9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY AMENDMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments. In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

May 17, 2006
IN 06/17
For further information:
Media relations:	Steve Mitchell	(416) 361-7950
Investor Relations:	Sandra Scott	(416) 361-7758
or www.inco.com